Exhibit 99.(a)(5)(ix)

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK

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GABRIELLA CENTONZE, individually and on behalf of all others similarly situated,

Index No.
Plaintiff,
CIVIL ACTION
v.
CLASS ACTION COMPLAINT
CERBERUS ABP INVESTOR LLC,
JURY TRIAL DEMAND
Defendants
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Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1.                                           Plaintiff brings this action on behalf of the public stockholders of BlueLinx Holdings Inc. (“BlueLinx” or the “Company”) against BlueLinx’s controlling shareholder, Cerberus ABP Investor LLC (“Cerberus”) to enjoin the proposed acquisition of BlueLinx by Cerberus.

2.                                            Cerberus is the Company’s controlling shareholder and owns approximately 55.39% of the Company’s outstanding common stock. On July 22, 2010, Cerberus announced that it intends to make a tender offer to acquire all of the outstanding shares of BlueLinx not already owned by Cerberus for $3.40 per share (the “Tender Offer” or the “Proposed Transaction”). On August 2, 2010, Cerberus filed the Offer to Purchase commencing the Tender Offer. The Tender Offer is scheduled to expire on August 27, 2010.

3.                                            As described below, both the value to BlueLinx shareholders contemplated in the Proposed Transaction and the process by which Cerberus proposes to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other public shareholders of the

Company. Cerberus’s conduct constitutes a breach of their fiduciary duties owed to BlueLinx’s public shareholders.

4.               In addition, on August 2, 2010, People’s United filed the Offer to Purchase with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction. The Offer to Purchase fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to cast an informed decision regarding whether to tender their shares in the tender offer.

5.               For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from Cerberus’s violation of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure.

PARTIES

6.               Plaintiff is, and has been at all relevant times, the owner of shares of common stock of BlueLinx.

7.               Defendant Cerberus is an affiliate of Cerberus Capital Management, L.P. and is a Delaware limited liability company with its headquarters located at 299 Park Avenue, New York, NY 10171. Cerberus is the Company’s controlling shareholder owning approximately 55.39% of the Company’s outstanding common stock.

JURISDICTION AND VENUE

8.               This court has jurisdiction over the defendant. Cerberus’s principal executive offices are located at 299 Park Avenue, New York, NY 10171.

9.               Venue is proper in the Court because Cerberus’s principal executive offices are located in New York County, and a substantial portion of the transactions and wrongs complained of herein, including Cerberus’s participation in the wrongful acts detailed herein, occurred in New York County.

THE PROPOSED TRANSACTION IS SUBJECT TO ENTIRE FAIRNESS

10.             Cerberus is the controlling stockholder of BlueLinx owning approximately 55.39% of the Company’s outstanding common stock.

11.             As stated in the Company’s latest Annual Report filed with the Securities and Exchange Commission on March 2, 2010:

Affiliates of Cerberus control us and may have conflicts of interest with other shareholders in the future.

Funds and accounts managed by Cerberus or its affiliated management companies, which are referred to collectively as the controlling shareholder, collectively own approximately 55% of our common stock. As a result, the controlling shareholder will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other shareholders, the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

Five of our ten directors are employees of or advisors to Cerberus. The controlling shareholder also has sufficient voting power to amend our organizational documents. The interests of the controlling shareholder may not coincide with the interests of other holders of our common stock. Additionally, the controlling shareholder is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. The controlling shareholder may also pursue, for its own account, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as the controlling shareholder continues to own a significant amount of the outstanding shares of our common stock, it will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions. In addition, because we are a controlled company within the meaning of the New York Stock Exchange rules, we are exempt from the NYSE requirements that our board be composed of a majority of independent directors, and that our compensation and nominating/corporate governance committees be composed entirely of independent directors.

12.             As controlling stockholder, Cerberus has the power and is exercising such power to enable it to acquire the Company’s common stock and to dictate terms that are contrary to the Company’s minority shareholders’ best interests and do not reflect the fair value of BlueLinx’s common stock.

13.             As such, the transaction is subject to the exacting entire fairness standard under which the Defendants must establish both fair price and fair dealing.

CLASS ACTION ALLEGATIONS

14.             Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of BlueLinx common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

15.             This action is properly maintainable as a class action for the following reasons:

(a)           the Class is so numerous that joinder of all members is impracticable. As of August 13, 2010, BlueLinx has approximately 32.68 million shares outstanding.

(b)           questions of law and fact are common to the Class, including, inter alia, the following:

(i)            Has Cerberus, as controlling stockholder, breached its fiduciary duties owed by it to Plaintiff and the other members of the Class;

(ii)           Has Cerberus misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iii)          Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c)           Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

(d)           Plaintiff’s claims are typical of those of the other members of the Class.

(e)           Plaintiff has no interests that are adverse to the Class.

(f)            The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(g)           Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

FURTHER SUBSTANTIVE ALLEGATIONS

16.             BlueLinx is a leading distributor of building products in the United States. The Company operates in all of the major metropolitan areas in the United States and, as of January 2, 2010, has distributed more than 10,000 products to approximately 11,500 customers through their network of more than 70 warehouses and third-party operated warehouses. The Company distributes products in two principal categories: structural products and specialty products. Structural products, which represented approximately 44% and 50% of their fiscal 2009 and fiscal 2008 gross sales, include plywood, oriented strand board, rebar and remesh, lumber and other wood products primarily used for structural support, walls and flooring in construction projects. Specialty products, which represented approximately 56% and 50% of their fiscal 2009 and fiscal 2008 gross sales, include roofing, insulation, specialty panels, moulding, engineered wood products, vinyl products (used primarily in siding), composite decking and metal products (excluding rebar and remesh).

17.             Like most other companies participating in the housing industry, BlueLinx has recently suffered from the housing market downturn that began a few years ago. However, BlueLinx has successfully survived through it and is now poised to see future growth in its business. On February 17, 2010, the Company reported financial results for the fourth quarter ending January 2, 2010. For the quarter, the Company generated net income of $12.0 million compared with a net loss of $25.1 million in the year-ago period. The Company reported that revenues decreased 27% to $366.1 million from $501.5 million for the same period a year ago. BlueLinx President and CRO George Judd (“Judd”) was optimistic that the Company had reached the bottom of a “four-year decline” and that the Company was poised to improve in 2010. As he stated: “While conditions remain difficult, I believe that we have reached the bottom of this four-year decline...As we move forward in 2010, we are confident in our ability to both increase our share of the market and maintain the operating discipline that we demonstrated throughout 2009.”

18.             As predicted, the Company began to improve in 2010. On May 6, 2010, BlueLinx announced its financial results for the first quarter ending April 3, 2010. The Company reported a net loss of $14.7 million for the quarter, which was a significant improvement to the staggering net loss of $60.7 million the Company reported for the same quarter in 2009. In addition, the Company reported that revenues increased 6% to $431.1 million from $407.1 million for the same period a year ago. The Company also reported that gross profit for the quarter totaled $52.3 million, up 18% from $44.3 million in the prior-year period. Judd commented that the results would have even been better had their not been “unusually severe weather conditions throughout the country,” and that demand for the Company’s products is poised for increase. As he stated: “While we achieved our first year over year quarterly increase in revenue in four years, our results were hindered by unusually severe weather conditions throughout the country...However, since the later part of the first quarter, we have seen an increase in demand for our products as the housing market appears to have begun its recovery.” [Emphasis Added].

19.             The Company showed even more improvement during the second quarter. On August 5, 2010, the Company announced its results for the second quarter of 2010 announcing that (a) revenues increased 27.7% to $540.8 million from $423.5 million for the same period a year ago; (b) Overall unit volume rose 11.9% compared to the year-ago period; and (c) gross profit for the second quarter totaled $64.1 million, up 32.8% from $48.3 million in the prior-year period. Judd commented on the Company’s solid performance during the quarter staging: “The second-quarter business climate was characterized by unprecedented volatility in the structural wood-based products market and a sluggish recovery of demand for products related to new home construction...Despite this challenging environment, we performed well as we grew our unit volume by 11.9% and increased our gross profit by 32.8%....”

20.             In an August 5, 2010 conference call discussing the Company’s financial results, Judd commended the Company’s ability to survive the downturn and was optimistic about the Company’s future success, stating in part:

As we have done since the housing market downturn began over four years ago, we have tightly managed our accounts receivable portfolio and credit approval processes. Our bad debt expense is down 75% over the prior year quarter. We continued to aggressively manage inventories, receivables, and keep our tight controls on our cost structure without diminishing our ability to achieve our business objectives.

In May we added Joe Costello [ph] to our senior management team as senior vice president of our western regions. Joe is a former senior executive with several other companies, most recently Louisiana Pacific. He will lead our Western operations, which have been performing below their potential. I am excited to have someone of Joe’s caliber joining the BlueLinx team, and look forward to his leadership as we work to facilitate growth in our Western operations. There continues to be uncertainty around the macro economic factors that drive our business. I believe when consumer competence rises and unemployment rates decline, we will begin to see sustainable improvements in the housing market.

In closing, we cannot control the external environment but we can work to ensure our company is well positioned in this challenging environment, and ready to capitalize on opportunities as business resumes a more normal phase. Guided by our long-term objectives, I believe the actions and decisions we are making each day position BlueLinx for long-term success.

21.             With the Company poised for growth, Cerberus used it as the perfect opportunity to snatch away the Company while it was undervalued. On July 22, 2010, Cerberus issued a press release announcing that it intends to make a tender offer to acquire all of the outstanding shares of BlueLinx for $3.40 per share.

22.             In addition, in a letter sent to the BlueLinx Board of Directors on July 21, 2010, Cerberus stated that it was interested only in acquiring the BlueLinx shares not already owned by it and that it had no current interest in selling its stake in BlueLinx nor would it currently expect to vote in favor of any alternative sale, merger or similar transaction.

23.             On August 2, 2010, Cerberus filed the Offer to Purchase with SEC commencing the tender offer, which is set to expire on August 27, 2010. If following the consummation of the tender offer, Cerberus owns 90% or more of the Company’s outstanding shares, Cerberus will consummate a short form merger between the Company and Cerberus, the Company will become a privately-held Company, and the rights of the public shareholders to share in the future growth of the Company will be extinguished.

24.              The $3.40 per share offer is inadequate. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s ongoing and valuable business, as well as its future growth in profits and earnings, at a time when the Company has survived some of the worst economic conditions in modern history and is poised to become highly profitable.

25.              The Proposed Transaction represents a paltry premium of just 16.8% based on the volume-weighted average closing price for the last 30 trading days prior to Cerberus’s July 22, 2010 announcement. Just recently on December 21, 2009, a Bloomberg article entitled “CEOs paying 56% M&A Premium Shows Stocks May be Cheap” reported that “[t]he average premium in mergers and acquisitions in [2009] which U.S. companies were the buyer and seller rose to 56% this year from 47 percent last year [2008]...” Thus, the Proposed Transaction premium is well below the average premium in like transactions during 2009.

26.              In the few months prior to the Proposed Transaction, BlueLinx stock had been trading well in excess of the Proposed Transaction offer price of $3.40. In fact, as recently as April 26, 2010, BlueLinx’s stock traded at $6.32 per share. Further, at least one Wall Street analyst had a price target of $5.00 per share before the Proposed Transaction was announced.

27.              Given the Company’s recent performance and future prospects, the consideration shareholders are to receive is inadequate. BlueLinx shareholders are being cashed out at the unfairly low price of $3.40 per share, which doesn’t adequately take into account the tremendous growth potential for BlueLinx. Accordingly, Cerberus is picking up BlueLinx at the most opportune time, at a time when BlueLinx is poised for growth and its stock price is trading at a huge discount to its intrinsic value.

28.             In addition, the Offer to Purchase filed by Cerberus fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to cast an informed decision regarding whether to tender their shares in the tender offer.

29.             For example, the Offer to Purchase fails to disclose any financial analyses conducted by Cerberus and/or its financial advisors to determine the value of the Company and/or the fairness of its $3.40 per share offer. If Cerberus conducted financial analyses or hired financial advisors to conduct such analyses, these analyses must be disclosed, so that shareholders can assess the credibility of the $3.40 per share offer.

30.             At the very least, the Offer to Purchase should disclose the full set of projections relied upon by Cerberus. For example, the Offer to Purchase discloses a Company Operating Plan, a set of projections for years 2010-2014 that the Company prepared and provided to Cerberus, as well as a Stretch Plan, a more aggressive set of projections prepared by the Company. However, the Offer to Purchase discloses only “certain selected items” from these projections. Similarly, Cerberus prepared its own set of projections described as the Purchaser Projections and the Upside Case projections, but again the Offer to Purchase only discloses “certain selected items” from these projections. The Offer to Purchase must disclose the full set as well as the criteria and sources used by Cerberus to derive the assumptions it used in the projections, including the assumptions with respect to new U.S. housing starts.

31.             Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIM FOR RELIEF

COUNT I
Breach of Fiduciary Duty
(Against Cerberus)

32.             Plaintiff repeats all previous allegations as if set forth in full herein.

33.             As the controlling stockholder of the Company, Cerberus violated its fiduciary duty to the public shareholders by seeking to acquire the public shareholders’ stake in the Company for wholly inadequate and unfair consideration.

34.             Cerberus has the power and is exercising its power to acquire BlueLinx’s public shares and dictate terms which are in its interest regardless of the wishes or best interests of Class members and without establishing the fair market value of BlueLinx’s shares.

35.             The fiduciary duties of Cerberus in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting BlueLinx’s shareholders. As set forth above, Cerberus has breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

36.             Cerberus has breached and will continue to breach its fiduciary duties owed to the public shareholders of BlueLinx, and is engaging in, or facilitating the accomplishment of, an unfair and self-interest transaction that is not entirely fair to the public shareholders of BlueLinx.

37.             As a result of Cerberus’s breaches of its fiduciary duties, Plaintiff and the Class will suffer irreparable injury.

38.             Unless enjoined by this Court, Cerberus will continue to breach its fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

39.             Plaintiffs and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A)          declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B)           enjoining, preliminarily and permanently, the Proposed Transaction;

(C)           in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D)          directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E)           awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F)           granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

August 13, 2010

LEVI & KORSINSKY, LLP

/s/ Joseph Levi
Joseph Levi, Esq. (JL-0848)
Shannon L. Hopkins, Esq. (SH-1887)
30 Broad Street, 15th Floor
New York, New York 10004
Tel: (212) 363-7500
Fax: (212) 363-7171